UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40956

Udemy, Inc.
(Exact name of Issuer as specified in its charter)

600 Harrison Street, 3rd Floor
San Francisco, California 94107
(415) 813-1710
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    1*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Udemy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UDEMY, INC.
Date: May 21, 2026	By:	/s/ Alan B. Cardenas
	Name:	Alan B. Cardenas
	Title:	Senior Vice President, General Counsel and Secretary

*
Pursuant to an Agreement and Plan of Merger, dated as of December 17, 2025 (the “Merger Agreement”), by and among Udemy, Inc., a Delaware corporation (“Udemy”), Coursera, Inc., a Delaware public benefit corporation (“Coursera”), and Chess Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Coursera (“Merger Sub”), on May 11, 2026, on the terms and subject to the conditions of the Merger Agreement, Merger Sub merged with and into Udemy, with Udemy continuing as the surviving corporation and a direct, wholly owned subsidiary of Coursera.